82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

05007699

April 21, 2005

RECEIVED
2005 APR 29 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on April 21, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

/jn
enclosure

dlw 5/12

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

April 21, 2005
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals' Diamond Program Yields Diamond Indicator Mineral Anomalies
New Airborne Magnetic Anomalies to be Examined

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange: AFR), is very pleased to update progress on the Company's exploration program on the Kenieba Nord diamond concession in western Mali, West Africa. The 1,063 sq km Kenieba Nord concession covers 12 known kimberlites, and 7 diamonds between 34 and 232 carats have previously been found in alluvium within the concession.

One feature of the program thus far is the identification of a diamond indicator mineral anomaly from grid sampling of the Fanson Nord area. Both garnets and ilmenite are present, but the grid must be extended to fully cover the anomalous area. A ground magnetic survey is planned to further isolate any possible source kimberlites. Less conspicuous diamond indicator mineral anomalies occur on the Batama Nord grid, also scheduled for ground magnetics.

The Company recently acquired a new set of airborne magnetic maps of the area and has identified a number of magnetic anomalies possibly indicating underlying kimberlites. The most notable anomaly covers the discovery site of the 34 carat diamond in the Guindissou area. This area is currently being sampled for diamond indicator minerals, and, a ground magnetic survey will follow shortly. A second airborne mag anomaly occurs over the discovery site of the 51 carat diamond.

Grid sampling for diamond indicator minerals has been completed over the Fanson Nord and Batama Nord areas. Grid sampling is also planned for the large Kassama Sud and Kenieba areas. Four of the large diamonds have been found in the Kenieba area. A ground magnetic survey has been completed over the 117 and Cirque kimberlites and will also be done over the 44 hectare Kassama kimberlite and the Kenieba area. Diamond drilling will follow this program.

Mamadou Keita, Vice President of Exploration, and Carl Verley recently purchased a 0.25 carat diamond which was discovered by a woman in alluvium along the Dounde River in the Kenieba Nord concession. The Company may test the diamond for quality. Mr. Verley, the Qualified Person pursuant to NI 43-101, approves of this announcement.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Willis W. Osborne"

Willis W. Osborne
CEO & Director